

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2019

Max P. Chen
Chief Executive Officer and Interim Chief Financial Officer
American Education Center Inc.
2 Wall Street, 8th Floor
New York, NY 10005

> **Re: American Education Center, Inc.**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed April 16, 2019**
> **File No. 333-201029**

Dear Mr. Chen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology